CallidusCloud®

4140 Dublin Blvd.
Suite 400
Dublin, CA 94568

November 21, 2017

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins, Accounting Branch Chief Office of Information Technologies and Services

Re:      Callidus Software Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File No. 000-50463

Dear Ms. Collins:

We are writing this letter to confirm our oral conversation of November 16, 2017 with David Edgar, Staff Accountant and Joyce Sweeney, Staff Accountant, at the conclusion of which we were asked to confirm in writing matters that we discussed in relation to our November 9, 2017 response to the November 3, 2017 letter from the staff of the Securities and Exchange Commission related to the above-referenced filing.

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With respect to your follow-up comment related to our response to comment letter question 1, we confirm that our current system capabilities do not allow us to track and quantify revenue recognized by specific source, such as new business, cross-sell, up-sell and the like.

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With respect to your follow-up comment related to our response to comment letter question 3, we acknowledge that tracking multi-product customers on a quarterly basis may be meaningful in the future, and we advise the Staff that in future filings we intend to disclose the total number of customers and the number of multi-product customers on a quarterly basis.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (925) 251-2300.

Sincerely,

/s/ Roxanne Oulman

Roxanne Oulman
Executive Vice President and Chief Financial Officer

cc:    David Edgar, Staff Accountant, Securities and Exchange Commission
Joyce Sweeny, Staff Accountant, Securities and Exchange Commission
Drew Grasham, Executive Vice President, Callidus Software Inc.
Horace Nash, Fenwick & West LLP
Prasadh Cadambi, KPMG LLP

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